Alamos Gold Inc.	Suite 2010, 120 Adelaide Street West Toronto, Ontario Canada M5H 1T1 Telephone: (416) 368-9932 1-866-788-8801 Website: www.alamosgold.com Trading Symbol: TSX : AGI

Tuesday, June 27, 2006	For Immediate Release

Alamos Gold Inc. Announces a Supplementary Conversion Period for Debentures

Toronto, Ontario - Alamos Gold Inc. (“Alamos”) (TSX: AGI) announces an extension to the period for early conversion of the outstanding 5.5% Convertible Unsecured Subordinated Debentures due 2010 (the “Debentures”).   The owners of Debentures tendered for conversion between 5:00 p.m. on June 22, 2006 and 5:00 p.m. on Friday, June 30, 2006 (the “Supplementary Conversion Period”) will be entitled to receive, for each $100 principal amount of Debentures that they convert: (i) 18.86792 common shares; (ii) additional common shares determined at the end of the Supplementary Conversion Period with reference to the table set out on Appendix “A”; and (iii) additional common shares equal in value to $3.00 per $100 principal amount of Debentures converted at a deemed price per common share equal to the volume weighted average trading price of the common shares for the five trading days ending before the last day of the Supplementary Conversion Period.

The foregoing transaction will not affect the rights of the owners of the Debentures that were tendered for conversion during the earlier conversion period from 9:00 a.m. on June 1, 2006 until 5:00 p.m. on June 22, 2006. The rights and privileges of Debentureholders who do not elect to take advantage of this incentive will remain unchanged.

Alamos’ common shares are traded on the Toronto Stock Exchange under the symbol “AGI” and its convertible debentures are traded under the symbol “AGI.DB”.

FOR FURTHER INFORMATION PLEASE CONTACT:

John A. McCluskey	Victoria Vargas de Szarzynski
President and Chief Executive Officer	Investor Relations
Tel: 416-368-9932 x203	Tel: 416-368-9932 x201
Email: vvargas@alamosgold.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the future recovery of the Mulatos Project, are subject to various risks and uncertainties concerning the specific factors identified about in Alamos’ periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

APPENDIX “A”

TABLE FOR DETERMINING THE NUMBER OF ADDITIONAL SHARES

The number of additional common shares issuable per $100 principal amount of debentures converted is based upon the last date of the Incentive Conversion Period (the “Effective Date”) and the volume weighted average trading price of the common shares for the last five trading days of the Incentive Conversion Period (the “Volume Weighted Average Common Share Price”).  If the Volume Weighted Average Common Share Price is between two amounts in the table or if the Effective Date is between two dates in the table, the number of common shares issuable in accordance with the table shall be determined by a straight-line interpolation between the number of additional common shares set forth for the higher and lower Volume Weighted Average Common Share Price amounts and the two dates, as applicable, based on a 365-day year.

Effective	Volume Weighted Average Common Share Price
Date	$3.96	$4.25	$4.75	$5.00	$5.75	$6.25	$6.75	$7.25	$7.75	$8.25	Cont’d
15-Jan-06	6.3846	5.9679	4.8243	4.3671	3.3278	2.8286	2.4372	2.13	1.8808	1.6808
15-Jan-07	6.3846	5.4214	4.1653	3.6747	2.5764	2.0711	1.6823	1.4056	1.1793	1.0167
15-Jan-08	6.3846	5.1272	3.6555	3.0568	1.673	1.0179	0.5549	0.2834	0	0
15-Jan-09	6.3846	4.9894	3.4504	2.8394	1.4978	0.8991	0.4915	0	0	0
15-Jan-10	6.3846	4.5703	2.1901	1.3181	0	0	0	0	0	0

	$8.75	$9.25	$9.75	$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$20	$25
15-Jan-06	1.5133	1.3767	1.2619	1.2098	1.0429	0.9174	0.8212	0.7444	0.6824	0.4899	0.3871
15-Jan-07	0.8784	0.7808	0.6963	0.6603	0.5542	0.4841	0.4268	0.3873	0.3556	0.26	0.2073
15-Jan-08	0	0	0	0	0	0	0	0	0	0	0
15-Jan-09	0	0	0	0	0	0	0	0	0	0	0
15-Jan-10	0	0	0	0	0	0	0	0	0	0	0